UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

UNION FIRST MARKET BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

905399101

(CUSIP Number)

D. Michael Jones

Markel Corporation

4521 Highwoods Parkway

Glen Allen, Virginia 23260

(804) 747-0136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 905399101

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Markel Corporation 54-1959284
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,658,339
	8	Shared voting power 0
	9	Sole dispositive power 1,658,339
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,658,339
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.7%
14	Type of reporting person CO, HC

Note: This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 11, 2010, as amended on February 13, 2013 and March 7, 2013. Capitalized terms used in this Amendment No. 3 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 1.	Security and Issuer.

The second sentence in Item 1 is hereby amended and restated as follows:

The address of the Issuer’s principal executive offices is 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219.

Item 2.	Identity and Background.

The fourth paragraph of Item 2 is hereby amended and restated as follows:

Information concerning the executive officers and directors of Markel (the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule A annexed hereto and is incorporated herein. To Markel’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Markel does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date hereof, Markel beneficially owns 1,658,339 shares of the Issuer’s common stock, which represents approximately 6.7% of the outstanding shares of the class. The percentage calculation is based on 24,856,384 shares outstanding, which reflects the number of shares outstanding as of May 2, 2013, as reported by the Issuer. The ownership of the Issuer’s common stock by the Listed Persons is provided on Schedule A annexed hereto and is incorporated herein.

(b) Markel has sole voting and dispositive power with regard to the shares of common stock described in Item 5(a).

(c) Schedule B annexed hereto lists all the transactions in the Issuer’s common stock by Markel during the past 60 days. There were no transactions in the Issuer’s common stock by Steven A. Markel or Thomas S. Gayner during the past 60 days.

(d) No person other than Markel is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of common stock reported in this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The second paragraph of Item 6 is hereby amended and restated as follows:

As of the effective date of the Merger, Steven A. Markel became a member of the Board of Directors of the Issuer. Mr. Markel resigned from the Board of Directors effective April 24, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

MARKEL CORPORATION

By:	/s/ D. Michael Jones
Name:	D. Michael Jones

Title:	General Counsel and Secretary

SCHEDULE A

Name	Position and Present Principal Occupation	Shares of Issuer’s Common Stock Owned

Gerard Albanese, Jr.	Executive Vice President and Chief Underwriting Officer, Markel Corporation	-0-

J. Alfred Broaddus, Jr.	Director, Markel Corporation; Private Investor; Retired President, Federal Reserve Bank of Richmond	-0-

K. Bruce Connell	Director, Markel Corporation; Retired	-0-

F. Michael Crowley	President and Co-Chief Operating Officer, Markel Corporation	-0-

Douglas C. Eby	Director, Markel Corporation; Private Investor; Retired President, Torray LLC	-0-

Thomas S. Gayner	President and Chief Investment Officer, Markel Corporation	100	*

Britton L. Glisson	Chief Administrative Officer, Markel Corporation	-0-

Stewart M. Kasen	Director, Markel Corporation; Retired President and Chief Executive Officer, S&K Famous Brands, Inc.	-0-

Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	-0-

Bradley J. Kiscaden	Executive Vice President and Chief Actuarial Officer, Markel Corporation	-0-

Lemuel E. Lewis	Director, Markel Corporation; Retired Executive Vice President and Chief Financial Officer, Landmark Communications, Inc.	-0-

Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	-0-

Steven A. Markel	Vice Chairman of the Board, Markel Corporation	16,040	*

Darrell D. Martin	Director, Markel Corporation; Retired Executive Vice President and Chief Financial Officer, Markel Corporation	-0-

Michael O’Reilly	Director, Markel Corporation; Retired	-0-

Anne G. Waleski	Vice President and Chief Financial Officer, Markel Corporation	-0-

Jay M. Weinberg	Director, Markel Corporation; Chairman Emeritus, Hirschler Fleischer	-0-

Richard R. Whitt, III	President and Co-Chief Operating Officer, Markel Corporation	-0-

Debora J. Wilson	Director, Markel Corporation; Retired President and Chief Executive Officer, The Weather Channel	-0-

*	Represents less than 1% of the Issuer’s shares.

Each of the above named persons is a U.S. citizen.

The principal business address for each of the persons listed above is c/o Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060.

SCHEDULE B

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
Markel Corporation	6/17/2013	Sale	108,500	$20.0591	Open market sale
Markel Corporation	6/18/2013	Sale	57,500	$20.0401	Open market sale
Markel Corporation	6/19/2013	Sale	1,300	$20.0000	Open market sale
Markel Corporation	6/20/2013	Sale	26,399	$19.90	Open market sale
Markel Corporation	6/21/2013	Sale	12,201	$20.0083	Open market sale
Markel Corporation	6/24/2013	Sale	14,722	$20.0035	Open market sale
Markel Corporation	6/25/2013	Sale	19,378	$20.0051	Open market sale